January 22, 2007

Via EDGAR and Overnight Delivery

Mr. William Thompson

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lydall, Inc. (“Lydall” or the “Company”)
Form 10-K for the fiscal year ended December 31, 2005
Form 10-Q for Quarterly Period Ended March 31, 2006
Form 10-Q for Quarterly Period Ended June 30, 2006
Filed March 16, 2006, May 9, 2006 and August 8, 2006
File No. 001-07665

Dear Mr. Thompson:

This letter is furnished in response to your letter, dated January 11, 2007, which provided a further comment on the above-captioned filings. For your convenience, we have reproduced below the text of the comment set forth in your letter, immediately after which we have provided our response.

Form 10-K for Fiscal Year Ended December 31, 2005

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 1. Significant Accounting Policies, page F-7

Pre-production design and development costs, page F-7

1.

We reviewed your response to comments 2 and 3 from our comment letter dated October 24, 2006. It is unclear to us why you recognize revenue related to reimbursements of design and development costs for molds, dies and other tools under your long term supply arrangements given the consensuses on the issues in EITF 99-5. It appears that the reimbursements should be reflected as a reduction of the assets recognized pursuant to the consensuses on Issues 3 and 4 and that reimbursement in excess of design and development costs incurred should be recorded as other operating income. Please explain to us why you believe the consensuses reached in EITF 99-5 support your accounting treatment and recognition of inventories, revenues and cost of sales related to the tooling arrangements. In doing so, please tell us whether there are industry practices that support your accounting policies.

Company Response

The Company follows the requirements of EITF 99-5 in accounting for and reporting for pre-production design and development costs for molds, dies and other tools (“tooling costs”) under long term supply agreements. EITF 99-5 describes how a company should account for the costs incurred to design and develop tooling that will be used to produce parts sold under a long-term supply arrangement. EITF 99-5 also expects companies to disclose their accounting policy for tooling costs, as well as the aggregate amount of assets recognized pursuant to agreements that provide contractual reimbursement for tooling costs. However, EITF 99-5 does not specifically address in what financial statement caption the tooling costs should be capitalized in the balance sheet. In addition, EITF 99-5 does not specify the accounting treatment for the recognition of revenues and cost of sales in the income statement related to these tooling arrangements.

Lydall refers to the provisions of ARB 43, “Inventory Pricing,” to determine where to report the tooling costs on the Company’s balance sheet. The term “inventory” is defined as the “aggregate of those items of tangible personal property which are in process of production for sale in the ordinary course of business.” The Company purchases the tooling from a supplier and sells it to the customer in the ordinary course of business and subsequently manufactures automotive parts under a long-term supply arrangement. The Company believes that accumulating the costs for the production of tooling as inventories, meets the definition of inventory as set forth in ARB 43.

The Company considers the provisions of EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” when determining whether its tooling revenue arrangements are recorded gross or net. Lydall recognizes revenue (as well as cost of sales) related to the sale of tooling equipment that the Company acquires from an outside supplier on a gross basis in accordance with EITF 99-19 as: (i) Lydall is the principal in any transactions where it purchases product from the supplier, (ii) Lydall accepts title to the tooling, (iii) sole responsibility for the risk and reward of ownership are maintained by Lydall, and (iv) Lydall is not an agent or broker receiving compensation on a commission or fee basis. The Company’s consideration of the guidance set forth in EITF 99-19 for reporting revenue gross versus net is detailed as follows:

The Company is the primary obligor in the arrangement — Lydall is the primary obligor responsible for providing the tooling desired by the customer and is responsible for fulfillment, including the acceptability of the tooling ordered or purchased by the customer. Lydall has the sole obligation to pay for all purchases of the tooling. Lydall and the customer develop the specifications for the tooling and the Company receives a purchase order contract for the tooling from the customer.

The Company has general inventory risk (before customer order is placed or upon customer return) — Tooling orders are filled with Company designed and engineered products that Lydall purchased from a supplier, received title, and has stored in its manufacturing facilities. Risk of loss of inventory is retained by the Company until transferred and accepted by the customer. There are no arrangements with the supplier that reduce or mitigate the Company’s risk level. Should the customer not accept the tooling, Lydall would bear the entire expense of the tooling.

The Company has latitude in establishing price — The amount that Lydall charges to its customers, and the amount earned from the sale of the tooling is not fixed. Lydall establishes the price that the tooling is sold to the customer with no involvement from our suppliers. The price negotiated with the customer, along with the efficiencies and inefficiencies in designing and procuring the tooling, directly impact the amount earned by the Company upon sale of the tooling.

The Company changes the product — The Company does not make significant changes to the product after it takes title from the supplier. However, the Company is closely involved in the design and development of the tooling to ensure the tooling meets Company and customer specifications.

The Company has discretion in supplier selection — The Company has the right to select the supplier that will provide the tooling ordered by the customer and is not at all limited or restricted in choosing a supplier.

The Company is involved in the determination of product or service specifications — Lydall and the customer develop the specifications for the tooling. In addition, the Company is closely involved in the design and development of the tooling to ensure the tooling meets the Company and customer specifications upon receipt by the Company from the supplier.

The Company has risk of physical inventory loss — Once Lydall receives the tool and risk of loss and title pass to the Company, Lydall is solely responsible for the inventory.

The Company has credit risk for amounts billed to customers — The Company is solely responsible for collection from the customer. None of the Company’s suppliers has any credit risk related to Lydall’s customers. Lydall is solely responsible for the payment of tooling purchased by the Company from its suppliers, even if the Company does not receive payment from the customer for the tooling. For instance, the Company absorbs the impact of customers not paying the Company for tooling due to bankruptcies.

The responses to the above indicators are the basis for which the Company records tooling sold to customers gross versus net.

After considering the provisions of EITF 99-5, ARB 43 and EITF 99-19, as well as the factors discussed above, the Company believes that its accounting treatment for recognition of tooling costs as inventories and revenues and cost of sales on a gross basis, is appropriate.

**********

Thank you for your comments. We trust that the foregoing responses are sufficient to resolve your questions and comments. If you have any additional questions or comments, please feel free to call me directly at 860-327-0245.

Sincerely,

/s/ Thomas P. Smith

Thomas P. Smith
Vice President,
Chief Financial Officer and Treasurer

cc:	Mr. Adam Phippen, Staff Accountant
Mr. David Freeman, President and Chief Executive Officer
Ms. Mary A. Tremblay, Vice President, General Counsel and Secretary
Mr. James V. Laughlan, Controller
Lydall, Inc. Audit Review Committee

4